September 18, 2023
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Austin Pattan
Jeff Kauten
Joseph Cascarano
Robert Littlepage

Re:	Klaviyo, Inc.
Registration Statement on Form S-1
File No. 333-274211
Acceleration Request
Requested Date: September 19, 2023
Requested Time: 4:00 p.m., Eastern Time
Dear Ladies and Gentlemen:
Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the public offering of shares of the Registrant’s Series A common stock, as many copies of the preliminary prospectus of Klaviyo, Inc. (the “Registrant”) as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned Representatives, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on September 19, 2023, or such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ Will Connolly
Name:	Will Connolly
Title:	Partner

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brian Truesdale
Name:	Brian Truesdale
Title:	Managing Director, Chairman of Global Technology Investment Banking

cc:	Andrew Bialecki, Klaviyo, Inc.
Amanda Whalen, Klaviyo, Inc.
Landon R. Edmond, Klaviyo, Inc.
Cameron S. Vermette, Klaviyo, Inc.
Craig M. Schmitz, Goodwin Procter LLP
Kim S. de Glossop, Goodwin Procter LLP
Kristin A. Gerber, Goodwin Procter LLP
Frank F. Rahmani, Sidley Austin LLP
Samir A. Gandhi, Sidley Austin LLP
Helen Theung, Sidley Austin LLP